                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                          PONTE NOSSA ACQUISITION CORP.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    732462205
                                 (CUSIP Number)

                                  NORTON COOPER
                      FINANCIAL ENTREPRENEURS INCORPORATED
                              300 SOUTH 4TH STREET
                               LAS VEGAS, NV 89101

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                NOVEMBER 9, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ].

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.                      Schedule 13D                    Page 2 of 4 pages

________________________________________________________________________________
1.   Name of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of above persons (entities only).

     Financial Entrepreneurs Incorporated
     FEDERAL EMPLOYER IDENTIFICATION NUMBER: 86-0859043
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group* (See Instructions)
     (a)  [_]
     (b)  [X]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)

     AF
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

     Nevada
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF         10,768,004  shares
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0 shares
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           10,768,004  shares
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    0 shares
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     10,768,004
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

     Approximately   83%
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

     CO
________________________________________________________________________________

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CUSIP NO.                          Schedule 13D               Page 3 of 4 pages

Item 1.  Security and Issuer

         This statement relates to the shares of Common Stock, par value $ .001 per share (the "Shares") of Ponte Nossa Acquisition Corp., a Nevada corporation (the "Issuer"). The address of the Issuer is 18271 McDurmott West, Suite A-1, Irvine, California 92614.

Item 2.  Identity and Background

         Financial Entrepreneurs Incorporated is a Nevada corporation engaged in the investment and financial services business. Its address is 300 South 4th Street, Las Vegas, NV 89101.

         Financial Entrepreneurs Incorporated has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Financial Entrepreneurs Incorporated has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Funds were loaned to Financial Entrepreneurs, Incorporated by Norton Cooper, its President.

Item 4.  Purpose of Transaction.

         Financial Entrepreneurs Incorporated acquired the securities to obtain control of the issuer.

Item 5.  Interest in Securities of the Issuer:

         Financial Entrepreneurs Incorporated beneficially owns 10,768,004 shares. The Shares beneficially owned by Financial Entrepreneurs Incorporated constitute approximately 83% of the outstanding Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits

         None

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CUSIP NO.                           SCHEDULE 13D               Page 4 of 4 pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

         December 11 , 2001



                                         Financial Entrepreneurs Incorporated,
                                         a Nevada corporation


                                         By /s/ Norton Cooper
                                           -------------------------------------
                                                Norton Cooper, President